                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of October 2001

                            PARADIGM GEOPHYSICAL LTD.
                           --------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

      Attached to the Registrant's Form 6-K for the month of October 2001 and incorporated by reference herein is the Registrant's news release dated October 11, 2001.
 .

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PARADIGM GEOPHYSICAL LTD.
                                          (Registrant)



                                          By:   /s/   Jonathan Keller
                                                Jonathan Keller
                                                Company Secretary


Dated:  11 October, 2001